NEXBANK SECURITIES, INC.

Consolidated Financial Statements for the Year Ended

December 31, 2019

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

750 N St. Paul St, Ste 850	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Stacy M. Hodges_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____NexBank Securities, Inc._____ , as
of _____December 31_____ , 20 _19_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



LUCIA SALINAS
Notary Public, State of Texas
Comm. Expires 03-20-2023
Notary ID 130161340


Signature

FINOP
Title



Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXBANK SECURITIES, INC

December 31, 2019

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and the Board of Directors of NexBank Securities, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NexBank Securities, Inc. (the "Company") as of December 31, 2019, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2019, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of NexBank Securities, Inc.'s consolidated financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5.

In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 29, 2020

NEXBANK SECURITIES, INC

Consolidated Balance Sheet

December 31, 2019

(In Thousands)

ASSETS

Cash and cash equivalents	$	3,207
Fixed assets		131
Real estate interests		651
Net Client receivables		298
Deferred tax asset		211
Other assets		97
Total assets	$	4,595

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	1,163
Current tax payable		442
Payables to affiliates		22
Total liabilities		1,627
Stockholder's equity		2,968
Total liabilities and stockholder's equity	$	4,595

NEXBANK SECURITIES, INC

Consolidated Statement of Operations

For the Year Ended December 31, 2019

(In Thousands)

Revenue		
Consulting	$	2,878
Property management fees		5,535
Equity in subsidiary earnings		124
Loss on sale of securities		(25)
Interest income		279
Rental and other income		670
Total revenue		9,461
Expenses		
Compensation and benefits		5,344
Legal and professional fees		138
Occupancy, furniture, and fixtures		230
Interest expense		164
Travel and entertainment		102
Bad debt expense		560
Administrative fees paid to affiliates		523
Other		508
Total expenses		7,569
Income before federal income tax expense		1,892
Federal income tax expense		400
Net income	$	1,492

NEXBANK SECURITIES, INC

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2019

(In Thousands)

	Total
Balances, January 1, 2019	$ 19,112
Net Income	1,492
Distributions to stockholder	(17,636)
Balances, December 31, 2019	$ 2,968

NEXBANK SECURITIES, INC

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2019

(In Thousands)

Net Income	$	1,492
Adjustments		
Depreciation and amortization		241
Equity in earnings		(124)
Deferred tax benefit		(40)
Bad debt expense		560
Loss on sale of security		25
Changes in assets/liabilities:		
Other assets		(226)
Other liabilities		216
Cash provided by operating activities		2,144
Proceeds from sale of real estate interests		5,107
Return of capital from equity investments		236
Purchase of security		(14,203)
Proceeds from sale of security		14,178
Proceeds from sale of leased assets held for sale		2,987
Cash provided by investing activities		8,305
Distributions to stockholder		(13,500)
Issuance of repurchase agreement for security purchase		9,835
Repayment of repurchase agreement		(9,835)
Repayment of note payable		(2,870)
Cash used in financing activities		(16,370)
Net change in cash		(5,921)
Cash and cash equivalents at beginning of year		9,128
Cash and cash equivalents at end of year	$	3,207
Cash paid for interest	$	175
Cash paid for taxes	$	255
Non-Cash Activity		
Transfer of land and building in the form of a dividend to Parent Company	$	4,136

6

1. **Organization and Nature of Business**

   NexBank Securities, Inc. (Company), a Delaware Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as NexBank Capital Advisors, NexBank Realty Advisors and NexBank Wealth Advisors. The Company has 10,000 authorized shares of $0.01 par value common stock with 1,000 shares currently outstanding.

   NexBank Wealth Advisors is an Investment Advisor. The division was established in 2018.

   NCI Minerals, LLC, owner of mineral rights; is the only subsidiary of the Company

   All significant intercompany transactions and balances have been eliminated in consolidation.

   The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. **Significant Accounting Policies**

   Basis of Accounting

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents include unrestricted cash on deposit of $3,207,000 as of December 31, 2019. Of the total amount, approximately $21,000 was in an affiliated bank (NexBank SSB).

   The Company has cash deposits at an unaffiliated commercial bank of which $2,936,000 are not insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2019.

   Investments

   The Company owned one security position during the year, which was purchased from NCI at approximate fair value and was financed with a repurchase agreement. Securities are recorded at fair value, which is the exchange price that would be received (an exit price) for the principal in an orderly transaction between willing market participants on the remeasurement date. Realized and unrealized gains and losses are presented separately on the statement of operations. Subsequently, the security was sold for a $25,000 loss, and the repurchase agreement was repaid.

   Client Receivables

   Accounts receivable are recorded at estimated value, net of an allowance for bad debts if necessary. Accounts receivable are not interest bearing and are considered past due based on contractual terms. The allowance for bad debts is estimated from individual, as well as specific financial information gathered by management. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. The company recorded bad debt expense of $560,000 in 2019 to establish an allowance for bad debts that was $560,000 at December 31, 2019.

   Fixed Assets

   Fixed assets consist furniture, equipment, and leasehold improvements, which are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of fixed assets, the related gain or loss is included in income.

The Company owned a 1.59-acre property in Arlington, TX with a 13,788 square foot Walgreens building which was subject to a lease. This property, recorded at $4.1 million, was transferred in the form of a dividend to NSI's parent company in December 2019 along with assignment of the related lease. The Company paid off the related debt of $2.8 million when the asset was transferred.

Real Estate Interests

The Company's investment in real estate interests are generally accounted for under the equity method of accounting as the Company has significant influence over the operations of the entity but does not have a controlling financial interest. These interests are evaluated to determine if the Company has a controlling financial interest based on the variable interest entity (VIE) model. The Company currently is not the primary beneficiary of any VIEs. Results of operations of these interests are presented on a one-line basis in Equity in subsidiary earnings in the accompanying Consolidated Statement of Operations. Investments in and advances to these entities are recorded in Real Estate Interests in the accompanying Balance Sheet.

Recognition of Revenue

On January 1, 2018, the Company adopted ASI 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain(loss) from the transfer of nonfinancial assets. The majority of the Company's revenues come from interest income and other sources, including loans, leases, equity investments and securities that are outside the scope of ASC 606. The company's services that fall within the scope of ASC 606 include consulting and property management fees.

The following table presents the Company's sources of revenue for the twelve months ended December 31, 2019.

Revenues from Contracts with Customers

(in thousands)

Consulting	$	2,878
Property Management Fees		5,535
	$	8,413

A description of the company's revenue streams accounted for under ASC 606 follows:

Consulting: The Company earns fees from its consulting customers from contracts that define the scope and delivery requirement for services rendered under the contracts. Fees primarily relate to a defined number of service hours per month for a set monthly fee but can require judgement on progress made under the contract. Revenue is recognized in the month the service is provided.

Property Management Fees: The Company earns fees from contracts to manage and operate office buildings. The contractual revenue is a monthly fee based on a set percentage of rent for each building. The revenue is recognized monthly on these contracts as the service is provided on a set monthly schedule but is subject to variation based on the collection of the underlying rental payments.

The Company earns revenue from financial and equity method investments, sale of securities, fixed assets and real estate as well as interest, rental and other income. These revenue streams are excluded from the scope of ASC 606.

Income Taxes

Effective January 1, 2018, the Company's management decided and through voluntary termination by shareholders holding at least 50% of the outstanding stock, changed the tax filing status from an "S" Corporation to a "C" Corporation. As a result, the Company became subject to Federal income tax. Income tax expense includes the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed reduces deferred tax assets to the amount expect to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company files a consolidated Federal income tax return with its parent. The Company is party to a tax sharing agreement that provides for tax treatment as if the Company filed taxes on a stand-alone basis.

Compensated Absences

Company employees are entitled to Paid Time Off (PTO), depending on job classification and years of service. PTO accrues on each semi-monthly pay date. An employee may carry over PTO from one calendar year to the next, with a maximum accrual of two weeks. Included in accounts payable and accrued expenses in the accompanying balance sheet at December 31, 2019 is an accrual of approximately $23,000 for PTO.

Recently Issued Accounting Pronouncements

ASU 2016-02, Leases (Topic 842)	
Description	On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including: • Carry over of historical lease determination and lease classification conclusions • Carry over of historical initial direct cost balances for existing leases • Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component
Date of Adoption	Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $29,000, and operating lease liabilities of $32,000 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption.
Effect on the Financial Statements	There was no material impact to the timing of expense or income recognition in the Company's Consolidated Statement of Operations. Disclosures about the Company's leasing activities are presented in Note 8. Commitments, Guarantees and Contingent Liabilities.

3. **Fixed Assets**

Fixed assets at December 31, 2019 consisted of the following (in thousands):

Leasehold improvements	$	388
Computer and other equipment		159
Furniture and fixtures		119
		666
Less accumulated depreciation and amortization		(535)
	$	131

Net software costs of approximately $9,000 at December 31, 2019 have been included in other assets in the accompanying balance sheet, comprised of cost and accumulated amortization of approximately $96,000 and $87,000, respectively.

4. **Real Estate Interests and Variable Interest Entities**

Real estate interest as of December 31, 2019 include (in thousands):

Partnerships		
Investment in Contour Land Partners 8, Ltd.	$	19
Investment in Contour Land Partners 10, Ltd.		632
	$	651

Partnerships:

Real estate interests at December 31, 2019 represent the Company's investment as a limited partner in two-land development partnerships, with an aggregate amount of approximately $651,000. The partnerships have a maximum outstanding debt due to NexBank SSB (NexBank), an affiliate of the Company through common ownership, in an aggregate amount of $9,819,000. The balance of the debt due to NexBank is approximately $4,440,000. Pursuant to the terms of the partnership agreements, the Company is to receive an 8% preferred return on its investment and a 25-60% split of profits upon completion of the projects and sale of the underlying lots.

These interests have been identified as variable interest entities under the guidance of FASB ASC 810-10. In determining whether the Company is the primary beneficiary of these partnerships, management has considered whether the Company has both: (a) the power to direct the activities of the partnerships that most significantly impact their economic performance; and (b) the obligation to absorb losses of the partnerships or to receive benefits from the partnerships that could potentially be significant to them. The Company's losses are limited to its initial collective investment; any additional losses are to be absorbed by the partnerships' general partner. Additionally, the general partner of the entity directs and controls the day-to-day activities without involvement of the Company. Accordingly, management has determined that the Company is not the primary beneficiary of these interests, and, therefore, these entities have not been consolidated in the accompanying financial statements.

Condensed financial information of the partnerships as of December 31, 2019 is as follows (in thousands):

ASSETS

Cash	$	1
Land		3,837
Capitalized development costs		3,394
Total assets	$	7,232

LIABILITIES AND PARTNERS' EQUITY

Earnest money deposits and accrued liabilities	$	1,320
Notes payable		4,440
Other liabilities		25
Total liabilities		5,785
Partners' capital		1,447
Total liabilities and partners' equity	$	7,232

For the year ended December 31, 2019, these partnerships generated approximately $2,644,000 and $2,180,000 of revenue and cost of sales, respectively, through sale of fully developed single-family residential lots.

Preferred Stock Investments:

In 2018, the Company invested $5,056,053 to acquire 100% of the preferred equity interests in NREA Crossing Investors LLC. This entity is a single member LLC with a sole purpose of providing the preferred equity financing of Crossings 2017 LLC. Crossings 2017 LLC holds a 100% interest in The Crossings at Ridgewood Apartments in Jackson Mississippi. The Company sold this investment to a third party for book value plus accrued interest and an exit fee of $50,560 on March 26, 2019.

5. **Related Party Transactions**

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2019 amounted to approximately $523,000, including rent allocation of approximately $10,000, as discussed in Note 8.

The Company received reimbursement from an affiliate company totaling approximately $59,000 for Company personnel allocated to the affiliate operations pursuant to the terms of a staff service agreement.

At December 31, 2019, the Company has cash on deposit with an affiliated bank amounting to approximately $21,000.

Total payables to affiliate amounted to approximately $22,000 on December 31, 2019.

There are no receivables from affiliates as of December 31, 2019.

The Company sold assets previously subject to an operating lease to an affiliate of the Company for fair value of $1.6 million in March of 2019. The Company recorded a loss of $33,000 on the transaction.

The Company purchased a fixed income security from its parent at fair value of $14.2 million in April of 2019. The purchase was financed with a short-term repurchase agreement from an unrelated third party. The security was subsequently sold for a loss of $25,000.

In December 2019, the Company transferred in the form of a dividend, the ownership of a 1.59 acre property in Arlington, TX with a 13,788 square foot Walgreen's building, to its parent. The Company paid off a related $2.8 million loan to an affiliate in conjunction with the dividend.

6. **Employee Benefits**

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2019 amounted to approximately $173,000.

7. **Income Taxes**

Income tax expense (benefit) was as follows (in thousands):

Tax Expense		
Current tax expense	$	440
Deferred tax expense (benefit)		(40)
Total	$	400

The effective tax rate is approximately equal to the federal statutory rate of 21% for 2019 applied to income before income taxes.

Year-end deferred tax assets and liabilities were due to the following (in thousands):

Deferred tax assets		
Accrued compensation	$	154
Other		70
Total deferred tax assets		224
Deferred tax liabilities		
Depreciation		(11)
Other		(2)
Total deferred tax liabilities		(13)
Net deferred tax asset	$	211

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. As of December 31, 2019, no valuation allowance for deferred taxes was recorded as management believes it is more likely than not that all of the deferred tax assets will be realized.

The Company does not have any uncertain tax positions and does not have any interest and penalties recorded in the income statement for the year ended December 31, 2019. The Company is part of a consolidated income tax return in the US. The company is no longer subject to examination by the US federal tax jurisdiction for years prior to 2016.

8. **Commitments, Guarantees and Contingent Liabilities**

The Company earned rental income of $537,000 from operating leases on one building and other operating assets. The lease arrangements were terminated during 2019.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date base on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB amortizing rate, adjusted for the lease term and other factors.

The Company leases its primary office facility under an informal lease agreement with NexBank, SSB (NexBank), an affiliate through common ownership, which expires August 31, 2022. Under the agreement, the Company is allocating 2% of the total lease payments required by NexBank. The allocation rate of 2% became effective October 2018. On January 1, 2019 (date of adoption of ASU 2016-02), the Company recorded a right of use asset and operating lease liability of $29,000 and $32,000, respectively, in 2019 related to this arrangement. These amounts were determined based on the present value of the remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption of 5.5%. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2020	$ 10
2021	10
2022	7
	$ 27

In conjunction with execution of the above lease, the Company received a tenant improvement allowance in the original approximate amount of $204,000. This amount is being accreted under the straight-line method over the life of the lease as a reduction in rent expense. Total rent expense for the year ended December 31, 2019 amounted to approximately $10,000, substantially all of which was allocated from related parties.

The current balance of the deferred rent is approximately $68,000. Deferred rent is reported along with the lease obligations above in Accounts payable and accrued expenses.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

9. **Net Capital Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2019, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1,580,000 and $1,627,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 1.03 to 1.00. Total net capital was approximately $1,472,000 above the minimum required net capital of approximately $108,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its unaudited quarterly Financial and Operational Combined Uniform Single Report at December 31, 2019.

The Company issued a total of $13,500,000 in cash and $4,136,000 of land and buildings in distributions to its stockholder. Certain distributions required approval from FINRA. The Company requested and received approval for the distributions as required.

10. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

11. **Subsequent Event**

Effective January 1, 2020, the Company ceased operations of its NexBank Realty Advisors business line as it did not meet the Company's long-term operating strategy. In 2019, the operations of NexBank Realty Advisors produced pretax profit of $1.6 million excluding allocation of administrative services costs.

Effective January 1, 2020 the operations of NexBank Realty Advisors are being conducted by an affiliated entity. The Company has entered into a transition services agreement with the entity to provide accounting, human resource, information technology and legal services until such time as these services are obtained elsewhere.

12. **Loss Contingencies**

Loss contingencies, including claims and legal actions arising from the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company, acting as agent for a landlord, was named as a co-defendant in a lawsuit that alleged, among other things: (1) the Company and other co-defendants breached a contract and related covenants; and (2) the Company's actions impacted the third-party's business. The Company and the other co-defendants are in discovery phase and intend to vigorously defend themselves against all of the claims.   The range of potential loss from the alleged claim is from $0 to $8,500,000.   The Company has not accrued a loss related to this claim.

SUPPLEMENTAL SCHEDULE I

Computation of Net Capital under SEC Rule 15c3-1 and
Statement Pursuant to SEC Rule 15c3-3

December 31, 2019

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital		
Total stockholder's equity	$	2,968
Less deduction and/or charges		-
Less deduction and/or charges		
Furniture, equipment, and leasehold improvements, net		131
Investments in partnership interests		651
Loans and client receivables		298
Other assets		308
Net capital prior to haircuts on securities positions		1,580
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		1,580
Minimum net capital required		108
Excess net capital		1,472
Aggregate indebtedness:		
Accounts payable and accrued expenses		1,163
Payables to affiliates		22
Income tax payable		442
Total aggregate indebtedness	$	1,627
Ratio of aggregate indebtedness to net capital		1.03 to 1

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its unaudited quarterly Financial and Operational Combined Uniform Single Report at December 31, 2019.